NEWS RELEASE

Jet Metal Terminates Moran Lake Agreement

November 1, 2013	(TSX: JET) (OTCQB: JETMF)

Jet Metal Corp. (TSX: JET) (OTCQB: JETMF) (the “Company” or “Jet Metal”) announces that it has exercised its right to abandon those mineral claims that form the Moran Lake Property, located in Newfoundland and Labrador, Canada, and are the subject of the Moran Lake Co-ownership Agreement (the “Agreement”) dated December 5, 2011, between the Company and Lewis Murphy. As all the mineral claims that are the subject of the Agreement have been abandoned, the Company has also terminated the Agreement and is discharged from any further obligations with respect to the Agreement. The Company retains 100% ownership, subject to certain third party obligations, of 924 mineral claims that constitute its CMB Uranium/Vanadium project in Newfoundland and Labrador. This land package includes the Two Time Zone, which has an Indicated uranium resource estimate of 2.33 M lbs (1.82 M tonnes @0.058% U3O8) and an Inferred uranium resource estimate of 3.73 M lbs (3.16 M tonnes @0.053% U3O8).

Stewart Wallis, P.Geo., a Director of Jet Metal and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical information contained in this news release.

About Jet Metal Corp.

The Company is a uranium and vanadium explorer and developer with projects across North America. In addition to its CMB project, the Company holds a majority interest and is the operator of the Bootheel Project in Wyoming, USA, which has the potential to be mined using in-situ recovery methods. The Jet Metal team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

Additional information about the CMB Uranium-Vanadium Project can be found in the technical reports filed on SEDAR at www.sedar.com entitled: “Technical Report on the CMBNW Property, Newfoundland & Labrador, Canada” prepared for Jet Metal (formerly Crosshair Exploration and Mining) and Silver Spruce Resources dated June 22, 2009.

For more information on Jet Metal and its properties, please visit the website at www.jetmetalcorp.com.

ON BEHALF OF THE BOARD

"Jim Crawford"
President & CEO

For Investor Relations, please call:
T: 604-681-8030 x.240
F: 604-681-8039
E: info@jetmetalcorp.com
www.jetmetalcorp.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things, mineral resource estimates and the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2013 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.